                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.__)

                          INTERSTATE HOTELS CORPORATION
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    46088R108
                                    ---------
                                 (CUSIP Number)

                                Gary M. Goldberg
                                 Montebello Park
                               75 Montebello Road
                             Suffern, New York 10901

                                 with a copy to:

                            Richard P. Ackerman, Esq.
                     Goodkind Labaton Rudoff & Sucharow LLP
                           100 Park Avenue, 12th Floor
                               New York, NY 10017

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                              September 27, 1999
                              ------------------
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                          (Continued on following page)

                             (Page 1 of 22 Pages)

CUSIP NO.  46088R108                                        Page 2 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           Gary M. Goldberg

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           PF

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM               / /
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     379,428 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER
                                    379,428 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         / /

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON*

                           IN
------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 3 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON
                            Gary Goldberg & Co., Inc.

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-2731992
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           WC

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS              / /
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     237,126 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER
                                    237,126 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  / /

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON
                           CO

------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 4 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           VIP 100, L.P.

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-3538358
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           WC

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM               / /
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     76,580 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER
                                    76,580 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON
                           PN

------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 5 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           Gordon Adsluf

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
                    (see Introductory Statement)
------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           PF

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     2,000 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER

                                    2,000 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON*

                           IN

------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 6 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           Annette Berkman

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
                    (see Introductory Statement)
------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           PF
------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     666 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER

                                    666 shares (see Introductory Statement)
                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0
------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON*
                           IN

------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 7 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           Edward Carter

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
                    (see Introductory Statement)
------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           PF

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     10,000 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER
                                    10,000 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON*

                           IN

------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 8 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           Maxine Dombrow

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
                    (see Introductory Statement)
------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           PF

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     262 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER
                                    262 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON*
                           IN

------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 9 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           Louis Ecker

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTTIES ONLY)
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
                    (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           PF

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     5,100 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER

                                    5,100 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON*

                           IN

------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 10 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           Alan Frankel

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
                    (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           PF

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     300 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER
                                    300 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON*
                           IN

------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 11 of 22 Pages


------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           Dorothy Lopreato

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
                    (see Introductory Statement)
------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           PF

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     2,200 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER
                                    2,200 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON*
                           IN

------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 12 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           Rita Mayersohn

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
                    (see Introductory Statement)
------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           PF

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     1,500 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER

                                    1,500 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON*

                           IN

------------------- ------------------------------------------------------------------------------------------------

CUSIP NO.  46088R108                                        Page 13 of 22 Pages

------------------- ------------------------------------------------------------------------------------------------
        1
                    NAME OF REPORTING PERSON

                           Paul Nussbaum

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIE ONLY)
------------------- ------------------------------------------------------------------------------------------------
        2
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                                (b)  X
                                                                                    --
                    (see Introductory Statement)
------------------- ------------------------------------------------------------------------------------------------
        3
                    SEC USE ONLY

------------------- ------------------------------------------------------------------------------------------------
        4
                    SOURCE OF FUNDS

                           PF

------------------- ------------------------------------------------------------------------------------------------
        5
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                    2(d) or 2(e)

------------------- ------------------------------------------------------------------------------------------------
        6
                    CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------------------------------------------
                     7
 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY                     41,752 shares (see Introductory Statement)
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------------------------------------------
                     8
                            SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------------------------------------------
                     9
                            SOLE DISPOSITIVE POWER
                                    41,752 shares (see Introductory Statement)

                    ------- ----------------------------------------------------------------------------------------
                    10
                            SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------------------------------------------
        11
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           379,428 shares (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------- ------------------------------------------------------------------------------------------------
        13
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 6.26% (see Introductory Statement)

------------------- ------------------------------------------------------------------------------------------------
        14
                    TYPE OF REPORTING PERSON*
                           IN

------------------- ------------------------------------------------------------------------------------------------

Introductory Statement
----------------------

         This Introductory Statement relates to the interest of certain persons in the shares of common stock, $.01 per order par value ("Common Stock") of Interstate Hotels Corporation (the "Issuer").

         The persons filing this Schedule 13D (the "Reporting Persons") do so in connection with the Agreement Respecting Joint Filing of Schedule 13D and Power of Attorney filed herewith as Exhibit 1 (the "Filing Agreement"). This Schedule 13D reflects the following facts: (i) Gary M. Goldberg ("Goldberg") is a controlling person of Gary Goldberg & Co., Inc. ("GGC"), VIP 100, L.P. ("VIP 100") and Gary Goldberg VIP 100, Inc. ("VIPGP") and, as such, may be deemed to be the beneficial owner of any shares of Common Stock (the "Shares") of which GGC, VIP 100 or VIPGP may be deemed a beneficial owner; (ii) Goldberg and GGC may be deemed to be the beneficial owner of any Shares held by any of GGC's customers who maintain "discretionary accounts" with GGC (pursuant to which accounts GGC has voting power and/or dispositive power with respect to such Shares); (iii) certain customers of GGC who do not maintain discretionary accounts with GGC have purchased Shares based in part upon the recommendation of Goldberg or GGC and, although there is no agreement or understanding that they will do so, it may be reasonably anticipated that they will follow the recommendations of Goldberg or GGC with respect to the voting and/or the disposition of such Shares; and (iv) as a result of the foregoing, Goldberg, GGC, VIP 100 and the Purchasing Customers may be deemed to be a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). By their execution of the Filing Agreement, the customers who maintain non-discretionary accounts included herein as Reporting Persons (the "Purchasing Customers") have agreed to the reporting of their shares in this Schedule 13D. Such Filing Agreement shall not be construed as an admission for purposes of Section 13(d) or 13(g) of the Exchange Act, that (i) any Purchasing Customer is the beneficial owner of Shares held by any other Reporting Person, (ii) any other Reporting Person is the beneficial owner of any Shares held by any Purchasing Customer or (iii) any Purchasing Customer is part of a group. Customers of GGC who do not maintain discretionary accounts with GGC (other than the Purchasing Customers) and one customer, owning 1,000 shares who maintains a non-discretionary account and has not signed the Filing Agreement, own an aggregate of 14,869 Shares which were acquired on or about June 18, 1999, pursuant to a distribution of Shares by Wyndham International, Inc. to its shareholders in connection with the "spin-off" of 92% of the then issued and outstanding Common Stock of the Issuer ("Spin-Off"). Neither such 14,869 Shares nor the holders thereof are reported in this Schedule 13D.

Item 1.  Security and Issuer.
-------  --------------------

         This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Interstate Hotels Corporation, a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220.

Item 2.  Identity and Background.
-------  ------------------------

         (a) - (c) Gary M. Goldberg ("Goldberg") is the President and controlling stockholder of each of (i) Gary Goldberg & Co., Inc., a Delaware corporation ("GGC"), and (ii) Gary Goldberg VIP 100, Inc. ("VIPGP"), a Delaware corporation and the general partner of VIP 100, L.P., a Delaware limited partnership ("VIP 100"). Each of Goldberg, GGC, VIP 100 and VIPGP conducts his or its principal business and has his or its principal office at Montebello Park, 75 Montebello Road, Suffern, New York 10901.

         The persons filing this Schedule 13D (the "Reporting Persons") and all persons who are executive officers and directors of GGC or VIPGP ("Affiliated Persons") are listed in the following table:


Names of Reporting Persons and                                                                Address of Residence
Affiliated Persons                                                 Names and Principal        or Employer
                                         Principal Occupation      Business of Employer
---------------------------------------- ------------------------- -------------------------- ------------------------
Adsluf, Gordon                           Retired                   N/A                        N/A
42 Taumtom St.
Yonkers, NY 10704

Berkman, Annette                         Retired                   N/A                        N/A
71 Joyce Rd.
Hartsdale, NY 10530

Carter, Edward                           Retired                   N/A                        N/A
109 12th St.
Verplanek, NY 10596

Dombrow, Maxine                          Self employed             Larmax Products            18 Lancaster Dr.
18 Lancaster Dr.                                                   (sale of dental products)  Suffern, NY 10501
Suffern, NY 10501

Ecker, Louis                             Attorney                  Solo practitioner          1 Executive Blvd.
19 Kolbert Dr.                                                                                Yonkers, NY 10701
Scarsdale, NY 10583

Frankel, Alan                            Teacher                   (i) IS 174 District 8 and  (i) 456 White Plains
303 Mallard Way                                                    (ii) Westchester           Rd., Bronx 10473 and
Peekskill, NY 10566                                                Community College          (ii) Grosslands Rd.,
                                                                                              Valhalla, NY 10595

Gary Goldberg & Co.,Inc.                 Broker-dealer             N/A                        N/A
75 Montebello Rd.
Suffern, NY 10901

Gary M. Goldberg                         President                 Gary Goldberg & Co.,       75 Montebello Rd.
24 Viola Rd.                                                       Inc.                       Suffern, NY 10901


Names of Reporting Persons and                                                                Address of Residence
Affiliated Persons                                                 Names and Principal        or Employer
                                         Principal Occupation      Business of Employer
---------------------------------------- ------------------------- -------------------------- ------------------------
Suffern, NY 10901                                                  (broker-dealer)

Lopreato, Dorothy                        Homemaker                 N/A                        N/A
51 East St.
West Nyack, NY 10994

Mayersohn, Rita                          Homemaker                 N/A                        N/A
18 Ann Blvd.
Chedtnut Ridge, NY 10977

Nussbaum, Paul                           President                 Panco Services, Inc.       16475 Dallas Pkwy
5226 Brookview                                                     (Real Estate Investment)   Addison, TX 75001
Dallas, TX 75220

VIP 100, L.P.                            Investment limited        N/A                        N/A
75 Montebello Rd.                        partnership
Suffern, NY 10901

Gary Goldberg VIP 100, Inc.              General Partner of VIP    N/A                        N/A
75 Montebello Rd.                        100, L.P.
Suffern, NY 10901

DiPalma, Barbara                         Executive - Financial     Gary Goldberg & Co.,       75 Montebello Rd.
75 Montebello Rd.                        Planning                  Inc. (broker-dealer)       Suffern, NY 10901
Suffern, NY 10901

Horowitz, Emanuel                        Executive - Financial     Gary Goldberg & Co.,       75 Montebello Rd.
75 Montebello Rd.                        Planning                  Inc. (broker-dealer)       Suffern, NY 10901
Suffern, NY 10901

Proto, Florence A.                       Senior Vice President     Gary Goldberg & Co.,       75 Montebello Rd.
75 Montebello Rd.                        of Operations             Inc. (broker-dealer)       Suffern, NY 10901
Suffern, NY 10901

Dedel, Peter J. D.                       Executive - Stock         Gary Goldberg & Co.,       75 Montebello Rd.
75 Montebello Rd.                        Brokering Services        Inc. (broker-dealer)       Suffern, NY 10901
Suffern, NY 10901

Kern, Kevin G.                           Vice President            Gary Goldberg Planning     75 Montebello Rd.
75 Montebello Rd.                                                  Services (broker-dealer)   Suffern, NY 10901
Suffern, NY 10901

         (d) - (e) None of the Reporting Persons or Affiliated Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Each of the individual Reporting Persons is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

           The source of funds used for the purchase of Shares for each of the individual Reporting Persons was personal funds, and for each of GGC and VIP 100 was working capital. The amount paid for the Shares purchased by each of the reporting persons is set forth in Item 5 hereof. The aggregate amount paid for the Common Stock acquired by the Reporting Persons was approximately $1,423,900, which amount does not include brokerage commissions. In addition, the Reporting Persons acquired an aggregate of 39,490 Shares pursuant to the Spin-Off, as defined in the Introductory Statement.

Item 4.  Purpose of Transaction.
-------  -----------------------

         Shares were acquired by the Reporting Persons for investment purposes and in contemplation that the Reporting Persons may, individually or as part of a group, acquire sufficient additional Shares to permit the Reporting Persons or such group to gain control of the Issuer. Except as reported in this Schedule 13D, the Reporting Persons are not currently part of any group formed for the purpose of acquiring common stock or control of the Issuer. The Reporting Persons have entered into and become parties to the Filing Agreement to enable Goldberg to file this Schedule 13D on their behalf. The Reporting Persons may make additional purchases of Common Stock in the open market or in private transactions depending on, among other factors, an evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, the availability to the Reporting Persons of funding to make such purchases and the ability to make such purchases without triggering exercisability of the rights issued pursuant to the Issuer's shareholder rights plan. In addition, the Reporting Persons will assess whether it is desirable and possible for the Reporting Persons to acquire sufficient additional Shares in order to gain control of the Issuer or to otherwise influence the management and policies of the Issuer. None of the Reporting Persons has made any determination to acquire additional Shares, to acquire control of the Issuer or otherwise to attempt to influence the management or policies of the Issuer and, as of the date hereof, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (i) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. The Reporting Persons, however, reserve the right, at a later date, alone or together with others, to seek to effect one or more of such changes or transactions.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         The aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons and each of the Affiliated Persons (including each of the Purchasing Customers, as defined in the Introductory Statement, who may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act) are set forth in the following table. None of the persons named in the following table hold any options or other rights to acquire the Common Stock.

                  (a) For purposes of this Schedule 13D, the percentage of the outstanding Shares beneficially owned has been computed on the basis of 6,063,079 Shares outstanding, based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999.


Name                                       No. of Shares Beneficially Owned         Percentage of Common Stock
------------------------------------------ ---------------------------------------- ----------------------------------
Adsluf, Gordon                                                               2,000                             0.033%
Berkman, Annette                                                               666                             0.011%
Carter, Edward                                                              10,000                             0.165%
Dombrow, Maxine                                                                262                             0.004%
Ecker, Louis                                                                 5,100                             0.084%
Frankel, Alan                                                                  300                             0.005%
Gary Goldberg & Co., Inc.                                                  237,126                             3.911%
Gary M. Goldberg                                                           379,428                             6.258%
Lopreato, Dorothy                                                            2,200                             0.036%
Mayersohn, Rita                                                              1,500                             0.025%
Nussbaum, Paul                                                              41,752                             0.689%
VIP 100, L.P.                                                               76,580                             1.263%


                  (b) Reference is made to the information set forth on lines 7 through 10 of each of the cover pages of this Schedule 13D with respect to each Reporting Person's voting power and disposition power with respect to the Shares. None of the Affiliated Persons is the beneficial owner of Shares, except to the extent that Shares attributable to a Reporting Person may be attributable to them. Each of the Purchasing Customers, except to the extent such Purchasing Customers are deemed to be members of a group, has sole voting power and disposition power with respect to all Shares beneficially owned.

                  (c) The following table sets forth information with respect to all transactions in the Common Stock that were effected during the past 60 days by the persons referred to in paragraph (a).


I. Gary Goldberg & Co., Inc.
-------------------------------- ------------------- --------------------- ----------------------- -------------------
                                                           Type of
                                                         Transaction,
                                      Date of            (Purchase) or          Number of                Price of
             Name                   Transaction            (Sale)                Shares                   Shares
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/15/99                P                            10,000           4    9/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/15/99                P                             4,200           4     1/2
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/15/99                P                            10,000           4    9/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/16/99                P                             3,100           4    9/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/19/99                P                            10,000           4     1/2
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/19/99                P                            10,000           4    9/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/19/99                P                            10,000           4    9/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/20/99                P                             5,000           4    7/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/20/99                P                             5,000           4     1/2
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/20/99                P                               233           4     3/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/21/99                P                             1,800           4     3/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/22/99                P                             3,000           4    7/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/22/99                P                             5,000           4     3/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/23/99                P                             3,100           4    7/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   07/23/99                P                             4,056           4    7/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/05/99                P                             5,000           4     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/05/99                S                             5,000           4     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/05/99                P                             1,700           4     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/06/99                P                             1,000           4     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/09/99                P                             5,000           4     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/10/99                P                             5,000           4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/10/99                P                             5,000           4     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   08/11/99                P                            10,000           4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   08/12/99                P                             5,000           3   15/16
-------------------------------- ------------------- --------------------- ----------------------- ------- -----------
Gary Goldberg & Co.                   08/17/99                P                             5,000           4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/17/99                P                             1,000           4    1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/17/99                S                             6,000           4     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   08/17/99                P                             5,000           4    1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   08/17/99                P                             4,000           4    1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/18/99                P                               102           3   15/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/24/99                P                             3,898           3   15/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/24/99                S                             4,000           4    1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/24/99                P                             5,000           3   13/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/24/99                P                             5,778           3     7/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/25/99                P                               102           3   13/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/27/99                P                             4,162           3   13/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/27/99                S                             4,162           3   15/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   08/27/99                P                             4,162           3   15/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/30/99                P                             5,838           3   13/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/30/99                S                             5,838           3   15/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   08/30/99                P                             5,838           3   15/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/30/99                P                             6,400           3     3/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/30/99                S                             6,400           3     7/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   08/30/99                P                             6,400           3     7/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   08/31/99                P                             3,600           3     3/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   08/31/99                P                             3,600           3     7/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/01/99                S                             3,600           3     7/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/01/99                P                            10,000           3     5/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/01/99                S                            10,000           3     3/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------

-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   09/01/99                P                            10,000           3     3/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/01/99                P                             1,000           3     5/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/01/99                S                             1,000           3     3/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/01/99                P                             1,000           3     5/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/01/99                S                             1,000           3     3/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   09/01/99                P                             1,000           3     3/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/02/99                P                               114           3     1/2
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/03/99                P                             1,586           3     1/2
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/03/99                S                             1,700           3     5/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   09/03/99                P                             1,700           3     5/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/03/99                P                               503           3     1/2
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/07/99                P                             4,497           3     1/2
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/08/99                P                               495           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/09/99                P                               266           3    9/32
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/10/99                P                               500           3     3/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/10/99                S                               500           3     1/2
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/10/99                P                             2,239           3    9/32
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/15/99                S                             5,000           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/15/99                S                             5,000           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   09/15/99                P                             5,000           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/15/99                P                                46           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/16/99                P                               600           3     3/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   09/16/99                P                             1,000           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/16/99                P                             1,600           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/16/99                S                             2,200           3     3/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   09/16/99                P                             1,000           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/22/99                P                             2,666           2   15/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/22/99                P                             5,000           3
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/23/99                S                            10,000           3    5/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/23/99                P                               300           3
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/24/99                S                             5,000           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/24/99                P                             5,000           3    1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/24/99                P                               186           3    1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/27/99                S                             5,000           3    3/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/27/99                P                             5,000           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/27/99                P                               630           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/28/99                S                            10,000           3    1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/28/99                S                             5,000           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/28/99                S                             5,000           3    5/16
-------------------------------- ------------------- --------------------- ----------------------- ------- -----------
Gary Goldberg & Co.                   09/28/99                P                            10,000           3
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/28/99                P                             5,000           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/28/99                P                             5,000           3    1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/28/99                P                                20           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/28/99                P                                25           3     5/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/29/99                P                             1,500           3
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/29/99                S                             1,500           3    1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/29/99                P                             2,752           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/29/99                P                               500           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/29/99                S                             3,252           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/29/99                P                             3,252           3     1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/30/99                P                             6,752           3    3/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/30/99                S                             6,752           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- ------- -----------
Gary Goldberg & Co.                   09/30/99                P                             1,000           3
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/30/99                P                             1,248           3    3/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   09/30/99                S                             2,248           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------

-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   09/30/99                P                             2,248           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   10/01/99                S                             5,000           3    5/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   10/01/99                P                             5,000           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   10/01/99                P                               907           3    3/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   10/04/99                S                            20,200           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   10/04/99                P                               625           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   10/05/99                S                             2,000           3    9/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   10/05/99                S                            40,800           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Discretionary Acct.                   10/05/99                P                            40,800           3     1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   10/07/99                P                             5,000           3
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Gary Goldberg & Co.                   10/07/99                P                               322           3
-------------------------------- ------------------- --------------------- ----------------------- -------------------


II. VIP 100, L.P.
-------------------------------- ------------------- --------------------- ----------------------- -------------------
                                                           Type of
                                                         Transaction,
                                      Date of            (Purchase) or            Number of             Price of
             Name                   Transaction             (Sale)                 Shares                Shares
-------------------------------- ------------------- --------------------- ----------------------- -------------------
VIP100 LP                             08/25/99                P                        10,000                  3.8115
-------------------------------- ------------------- --------------------- ----------------------- -------------------
VIP100 LP                             10/04/99                P                        20,000                  3  1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
VIP100 LP                             10/05/99                P                        20,000                  3.1313
-------------------------------- ------------------- --------------------- ----------------------- -------------------

III. PURCHASING CUSTOMERS
----------------------------------------------------------------------------------------------------------------------
                                                           Type of
                                                         Transaction,
                                      Date of             (Purchase)               Number of            Price of
             Name                   Transaction            or (Sale)                 Shares              Shares
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Adsluf, Gordon                        10/05/99                P                             2,000            3   9/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Berkman, Annette                      09/10/99                P                               500            3    1/2
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Carter, Edward                        09/23/99                P                            10,000            3   5/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Dombrow, Maxine                       09/01/99                P                               234            3  11/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Ecker, Louis                          08/05/99                P                             5,000            4    1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Frankel, Alan                         08/31/99                P                               200            3    7/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Frankel, Alan                         10/11/99                P                               100            3
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Lopreato, Dorothy                     09/16/99                P                             2,200            3    3/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Mayersohn, Rita                       09/29/99                P                             1,500            3   1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Nussbaum, Paul                        09/24/99                P                             5,000            3    1/8
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Nussbaum, Paul                        09/27/99                P                             5,000            3   3/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Nussbaum, Paul                        09/28/99                P                            20,000            3   1/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Nussbaum, Paul                        09/30/99                P                             6,752            3    1/4
-------------------------------- ------------------- --------------------- ----------------------- -------------------
Nussbaum, Paul                        10/01/99                P                             5,000            3   5/16
-------------------------------- ------------------- --------------------- ----------------------- -------------------

         (d) None, other than broker-dealers providing credit for Shares held on margin on customary terms.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ----------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         None, except for the Filing Agreement filed herewith and the customer account agreements between GGC and its customers.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         Exhibit 1. Agreement Respecting Joint Filing of Schedule 13D and Power of Attorney.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 1999
                                           /s/ Gary M. Goldberg
                                           --------------------
                                           Gary M. Goldberg


                                           GARY GOLDBERG & CO., INC.

                                           By: /s/ Gary M. Goldberg
                                               ---------------------------
                                               Gary M. Goldberg, President


                                           VIP 100, L.P.

                                           By: Gary Goldberg VIP, Inc.,
                                                    general partner

                                           By: /s/ Gary M. Goldberg
                                               ---------------------------
                                               Gary M. Goldberg, President


                                           /s/ Gary M. Goldberg
                                           -------------------------------------
                                           Gary M. Goldberg, as attorney-in-fact
                                           for Gordon Adsluf, Annette Berkman,
                                           Edward Carter, Maxine Dombrow, Louis
                                           Ecker, Alan Frankel, Dorothy
                                           Lopreato, Rita Mayersohn and Paul
                                           Nussbaum.